Exhibit 99.1

Bona Film Group Secures RMB200 Million Credit Facility From China Minsheng Bank

BEIJING — June 7, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that Bona Film Group Co., Ltd. (PRC) has entered into a master credit line agreement with China Minsheng Banking Corp., Ltd. (“China Minsheng Bank”).  Pursuant to this agreement, China Minsheng Bank has agreed to provide a cyclical revolving credit line in the amount of RMB200 million (approximately US$34.2 million) for a term of three years.  The credit line will be used to fund the continued expansion of the Company’s movie theater business and the Company’s film production business, distribution business and daily operations.  Bona Film Group Co., Ltd. (PRC) has entered into a loan agreement to obtain a short-term loan of RMB50 million (approximately US$8.1 million) under this credit line.

“This agreement with China Minsheng Bank, one of China’s foremost banking institutions, represents an important addition to the group of world-class financial partners with whom Bona is fortunate to be working.  China Minsheng Bank has a strong track record of helping to meet the capital needs of growing media companies in China and an impressive level of dedication to the continued development of China’s media and cultural industries,” said Mr. Dong Yu. “This additional funding will better position Bona to continue building our film pipeline with new, high quality projects and reach our goal of doubling our theater network to 40 owned and operated cinemas by the end of 2014. We are grateful for China Minsheng Bank’s support and look forward to a long and successful relationship with them.”

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 20 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

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About China Minsheng Bank

Established in Beijing in 1996 and listed on the Hong Kong Stock Exchange in 2009, China Minsheng Bank is China’s first national joint-stock commercial bank founded by a non-state enterprise. Over the last 17 years, China Minsheng Bank has substantially grown its business through a focus on reform and entrepreneurship and its commitment to the growth of private enterprises as well as small and micro-enterprises in China. China Minsheng Bank has led a number of technological, structural and organizational advancements within China’s banking industry. The bank had 702 branches at the end of 2012. .

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com